Consolidated Interim Financial Statements

For the nine months ended December 31, 2005 and 2004

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended December 31, 2005.

Consolidated Balance Sheets
Expressed in Canadian Dollars

	December 31, 2005	March 31, 2005
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$21,925,886	$6,368,935
Amounts receivable and prepaids	668,471	184,344
Inventory - at cost	562,027	-
Marketable securities	-	3,300
	23,156,384	6,556,579
Oil and gas properties (Note 2)	4,385,741	1,933,088
Equipment	27,936	16,834
	$27,570,061	$8,506,501

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$300,344	$546,421
	300,344	546,421

Share capital (Note 3)	38,424,005	18,053,464
Contributed surplus	709,860	586,031
Deficit	(11,864,148)	(10,679,415)
	27,269,717	7,960,080
	$27,570,061	$8,506,501

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“Drew Cadenhead”
Garth Johnson, Director	Drew Cadenhead, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars
Unaudited

	Three months ended		Nine months ended
	December 31		December 31
	2005	2004	2005	2004

Expenses
General and administrative	$402,270	$175,313	$961,060	$503,016
Stock option compensation (Note 3)	91,500	-	123,829	-
Directors & Officers insurance	12,094	-	20,156	-
Foreign exchange	5,562	56,994	230,571	153,361
Amortization	2,094	1,128	5,111	3,384
Loss before other items	(513,520)	(233,435)	(1,340,727)	(659,761)

Other Items
Interest income	163,643	2,090	215,870	12,254
Write-off of oil and gas property
(Note 2)	(5,140)	-	(99,788)	-
Gain on sale of marketable securities	-	-	39,912	-

Net loss for the period	(355,017)	(231,345)	(1,184,733)	(647,507)

Deficit, beginning of period	(11,509,131)	(9,881,200)	(10,679,415)	(9,465,038)

Deficit, end of period	$(11,864,148)	$(10,112,545)	$(11,864,148)	$(10,112,545)

Loss per share	$(0.01)	$(0.02)	$(0.03)	$(0.05)

Weighted average number of shares
outstanding	34,286,086	12,463,755	34,286,086	12,463,755

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
Unaudited

	Three months ended		Nine months ended
	December 31		December 31
	2005	2004	2005	2004

Operating Activities
Net loss for the period	$(355,017)	$(231,345)	$(1,184,733)	$(647,507)
Changes for non-cash operating items:
Amortization	2,094	1,128	5,111	3,384
Stock option compensation	91,500	-	123,829	-
Write-off of oil and gas properties	5,140	-	99,788	-
Gain on sale of marketable securities	-	-	(39,912)	-
	(256,283)	(230,217)	(995,917)	(644,123)
Changes for non-cash working capital
accounts:
Amounts receivable and prepaids	(387,081)	(36,940)	(484,127)	(56,916)
Due to/from related parties	(19,532)	8,277	-	9,118
Accounts payable and accrued liabilities	254,443	(4,030)	(246,077)	(13,148)
Cash used in operating activities	(408,453)	(262,910)	(1,726,121)	(705,069)

Financing Activities
Issuance of common shares	(41,441)	13,706	20,370,541	1,268,689
Cash (used in) provided by financing
activities	(41,441)	13,706	20,370,541	1,268,689

Investing Activities
Exploration of oil and gas properties	(1,184,853)	(382,083)	(2,552,441)	(687,601)
Inventory	(562,027)	-	(562,027)	-
Purchase of equipment	(7,654)	-	(16,213)	-
Proceeds from sale of marketable securities	-	-	43,212	-
Cash used in investing activities	(1,754,534)	(382,083)	(3,087,469)	(687,601)

Net (decrease) increase in cash
during the period	(2,204,428)	(631,287)	15,556,951	(123,981)
Cash position - Beginning of period	24,130,314	1,383,772	6,368,935	876,466

Cash position - End of period	$21,925,886	$752,485	$21,925,886	$752,485

See accompanying notes.

Notes to the Consolidated Interim Financial Statements
Nine Months Ended December 31, 2005
Expressed in Canadian Dollars
Unaudited

Note 1 – Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries TAG Oil (NZ) Limited and TAG Oil (Canterbury) Limited, have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at March 31, 2005. The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to December 31, 2005 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended March 31, 2005.

Note 2 – Oil and Gas Properties

		Net Book	Additions	Deletions	Net Book
	Interest	Value at	During the	During the	Value at
	%	March 31, 2005	Period	Period	December 31, 2005
Unproved:
New Zealand:
PEP 38256	53.84	$166,974	$256,227	$-	$423,201
PEP 38258	25	59,833	13,556	-	73,389
PEP 38260	30	-	56,257	-	56,257
PEP 38741	20	622,042	575,717	-	1,197,759
PEP 38745	33.33	-	564,334	-	564,334
PEP 38751	33.33	-	492,314	-	492,314
PEP 38480	25	86,582	13,206	(99,788)	-
PEP 38765	13.33	206,866	21,111	-	227,977
PEP 38757	100	532,030	221,133	-	753,163
PEP 38758	100	3,041	335,282	-	338,323
AMI-HURSTHOUSE	12.5	255,720	3,304	-	259,024
Total Unproved		$1,933,088	$2,552,441	$(99,788)	$4,385,741

During the second quarter of the 2006 fiscal year the Company wrote-off PEP 38480 as this permit was relinquished after negotiations with the Ministry of Economic Development in New Zealand did not result in amended exploration terms for the permit.

During the second quarter of the 2006 fiscal year the Company’s interest in PEP 38745 increased from 16.67% to 33.33% and in the third quarter the Company’s interest in PEP 38765 increased from 10% to 13.33%, as a result of joint venture partners withdrawing from the permit.

Refer to Note 6

Note 3 – Share Capital

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number	Stated
Issued and fully paid:	of Shares	Value
Balance at March 31, 2005	26,026,081	$18,053,464
Exercise of share purchase warrants	9,066,500	6,395,039
Private placement, net of issue costs	11,538,500	13,975,502
	46,631,081	$38,424,005

During the second quarter of the 2006 fiscal year the Company issued 9,066,500 shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.60 per share.

On September 22, 2005, the Company completed a brokered private placement financing consisting of 11,538,500 shares at a price of $1.30 per share for net proceeds of $13,975,502. In connection with this private placement the Company issued 400,000 broker warrants exercisable at a price of $1.30 per share until expiry on September 22, 2006.

b)	Share Purchase Warrants

At September 30, 2005, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
542,495	US$0.80	May 4, 2006(1)
400,000	$1.30	September 22, 2006
942,495

(1) Subject to an accelerated expiry of the warrants 30 days from the date notice is given, at the Company’s election, should the Company’s shares trade above US$1.20 until expiry.

c)	Incentive Stock Options

At the Company’s annual general meeting held on September 9, 2005 shareholders approved an amendment to the Company stock option plan. Under the new stock option plan the number of shares reserved for issuance as share incentive options will be equal to 10% of the Company’s issued and outstanding shares at any time. The exercise price of each option equals the market price of the Company’s shares the day prior to the date that the grant occurs less any applicable discount approved by the Board of Directors and the TSX Venture Exchange. The options maximum terms is five years and must vest over a minimum of eighteen months.

The Company calculates an option benefit for all options at the date of grant using the Black-Scholes option pricing model.

At December 31, 2005, the following stock options are outstanding:

Number	Price	Expiry
Of Shares	per Share	Date
100,000	US$0.65	May 31, 2008
400,000	US$0.65	January 1, 2010
125,000	US$0.65	February 2, 2010
75,000	US$0.65	May 10, 2010
25,000	US$0.95	July 22, 2010
150,000	CDN$1.30	November 22, 2010
150,000	CDN$0.66	January 2, 2011
1,025,000

The Company granted the following options, vesting over 18 months, during the nine month period ending December 31, 2005:

Date of Grant	Number of Options	Option Benefit	Exercise Price	Expiry Date

May 10 ,2005	75,000	$19,974	US$0.65	May 10, 2010
July 22, 2005	25,000	12,355	US$0.95	July 22, 2010
Nov 22, 2005	150,000	50,100	CDN$1.30	Nov 22, 2010
Jan 2, 2006	150,000	41,400	CDN$0.66	Jan 2, 2011
	400,000	$123,829

On April 10, 2005, options granted to two former directors to acquire 90,000 shares of the Company expired unexercised.

Note 4 – Related Party Transactions

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a)	Consulting Agreement and Wages

During the nine-month period ended December 31, 2005, the Company paid $284,834 (December 31, 2004 - $185,760) in wages and directors fees to directors and officers of the Company.

c)	Oil and Gas Properties

Austral Pacific Energy Ltd. (“Austral”) has a director in common with the Company.

Refer to Note 6

d)	Stock Options

The Company granted three directors options to purchase a total of 250,000 common shares of the Company on May 10, July 22 and November 22, 2005 at varying prices.

Refer to Note 3

e)	Other

During the period ended December 31, 2005, the Company incurred $127,024 (December 31, 2004 - $90,727) of largely general and administrative costs through DLJ Management Corp. (“DLJ”) a wholly- owned subsidiary of Trans-Orient Petroleum Ltd. (“Trans-Orient”), which is a public company related by an officer in -common. This amount represents actual costs incurred by DLJ on behalf of the Company.

Note 5 – Comparative Figures

Certain of the prior year’s figures may have been reclassified in conformity with the current year’s financial statement presentation.

Note 6 – Subsequent Events

a)

With an effective date of January 1, 2006 the Company completed agreements with two company’s to acquire their interests in two new permits PEP 38732 (100% interest) and PEP 38767 (100% interest) and with one company to increase its interest in PEP 38745 by 33.33% to 66.67%. The Company, in return for the interests in the three permits, granted a 5% Gross Over-Riding Royalty position to each vendor, based on their percentage of the permit. The Company also agreed to pay approximately NZ$76,000 in overdue costs owed by one vendor to the joint venture.

b)

On February 23, 2006, the Company entered into an agreement with Tap (New Zealand) Pty Ltd. (“Tap”) to acquire, jointly with Austral, all of Tap’s onshore New Zealand based permits. The Company, in return for the interests shown below granted a 5% royalty to Tap, based on Tap’s percentage interest in each permit. The Company also paid cash consideration of approximately NZ$1,500,000 relating to the acquisition of drilling and casing inventory and past exploration costs. As a result of this agreement the Company will be acquiring six new Taranaki permits and increasing its interest in three of the Company’s current Taranaki permits as follows:

Permit	% Acquired from Tap
New permits:
PEP 38736	15
PEP 38744	25
PEP 38746	16.67
PEP 38748	33.33
PEP 38766	33.33
PMP 38153	15

Increase in existing permits:
PEP 38741	25
PEP 38745	16.67
PEP 38765	25